ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from 18 June to 30 September 2011

DATE	DETAILS
21 September 2011	Director’s Share Interests- Nick Winser Transfers shares to spouse.

19 September 2011	Voting rights and capital (transfer of shares from treasury)

7 September 2011	Voting rights and capital (transfer of shares from treasury)

7 September 2011	Directors Interests-Share Incentive Plan-monthly update

6 September 2011	Blocklisting Interim Review

5 September 2011	Voting rights and capital (transfer of shares from treasury)

1 September 2011	Voting rights and capital (end August issued share capital confirmed)

23 August 2011	Voting rights and capital (transfer of shares from treasury)

18 August 2011	Directors Share Interests- Scrip Dividend- Reinvestments

17 August 2011	Voting rights and capital (issue and allotment by NG plc)

9 August 2011	Directors Interests-Share Incentive Plan-monthly update

8 August 2011	Voting rights and capital (transfer of shares from treasury)

1 August 2011	Director’s Interests on appointment- Sir Peter Gershon

1 August 2011	Voting rights and capital (end July issued share capital confirmed)

29 July 2011	Notification of Directors’ Interests- Long Term Performance Plan

26 July 2011	Voting rights and capital (transfer of shares from treasury)

26 July 2011	Directors Share Interests- Performance Share Plan- Lapse of Options

15 July 2011	Crescent Holdings Gmbh continuing interest at above 4%

11 July 2011	Voting rights and capital (transfer of shares from treasury)

8 July 2011	Directors Interests-Share Incentive Plan-monthly update

6 July 2011	Annual Information update

6 July 2011	Director’s Share Interests- Nick Winser

1 July 2011	Voting rights and capital (end June issued share capital confirmed)

29 June 2011	Voting rights and capital (transfer of shares from treasury)

29 June 2011	Performance Share Plan 2007 Award Release

27 June 2011	Voting rights and capital (transfer of shares from treasury)

22 June 2011	Director’s External Appointment- G Rose

Note: During the period ‘same day’ Form 6-Ks were issued in respect of the following announcements:

29 September 2011: Director Appointment (Ruth Kelly)
26 September 2011: National Grid Announces Sale of Upshur drilling business
16 August 2011: National Grid plc Scrip Dividend (notice of application of scrip dividend listing)

4 August 2011: Publication of RIIO-T1 Business Plans for 2013-2021

26 July 2011: AGM Poll Results
25 July 2011: Interim Management Statement- Period 1 April 2011 to 24 July 2011

1 July 2011: National Grid Appoints New Chairman